UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Ameresco, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value per share

(Title of Class of Securities)

02361E 10 8

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 02361E 10 8	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS George P. Sakellaris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,455,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 21,455,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,455,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.1%
12.	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 02361E 10 8	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Ameresco, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

111 Speen St., Suite 410 Framingham, MA 01701

Item 2	(a).	Name of Person Filing:

George P. Sakellaris

Item 2	(b).	Address of Principal Business Offices or, if None, Residence:

c/o Ameresco, Inc. 111 Speen St., Suite 410 Framingham, MA 01701

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, $.0001 par value per share. Shares reported include shares of Class A Common stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $.0001 par value per share. Shares of Class B Common Stock are convertible on a one-for-one basis into shares of Class A Common Stock and are entitled to five votes per share.

Item 2	(e).	CUSIP Number:

02361E 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

13G

CUSIP No. 02361E 10 8	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 21,455,000

Includes: (i) 300,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2011; (ii) 7,123,969 shares issuable upon conversion of shares of Class B Common Stock held directly by the Reporting Person; and (iii) 10,876,031 shares issuable upon conversion of shares of Class B Common Stock held by the Ameresco 2010 Annuity Trust, of which the Reporting Person is the trustee and sole beneficiary.

(b)	Percent of class:	49.1% (based on 25,360,711 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 and calculated in accordance with Rule 13d-3(d))

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 21,455,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 21,455,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

13G

CUSIP No. 02361E 10 8	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
(Date)

/s/ George P. Sakellaris
(Signature)

George P. Sakellaris
(Name and Title)